April 8, 2008

[Via EDGAR]

Michael E. Karney
Division of Corporation Finance
Mailstop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Noble Energy, Inc.
Annual Report on Form 10-K
Filed February 27, 2008
File No. 1-07964

Dear Mr. Karney:

Noble Energy, Inc. (the “Company”) is pleased to provide the United States Securities and Exchange Commission (the “Commission”) with the following responses to the comments included in the Commission's March 25, 2008 letter regarding the captioned matter.  The comments from that letter are set out below, along with the Company’s responses.

Business and Properties, Regulations, page 15

1.
Expand the disclosure concerning both the general regulations as well as environmental regulations faced by the company to specify the various regulatory bodies with which the company interacts and the specific laws and regulations to which the company is subject.

Response:

We would propose adding the following paragraphs after the current paragraph on Government Regulation found on page 15:

Examples of US federal agencies with regulatory authority over our exploration for, and production and sale of, crude oil and natural gas include:

•
the Bureau of Land Management and the Minerals Management Service, which under laws such as the Federal Land Policy and Management Act, Endangered Species Act, National Environmental Policy Act and Outer Continental Shelf Lands Act have certain authority over our operations on federal lands, particularly in the Rocky Mountains and deepwater Gulf of Mexico;

•
the Environmental Protection Agency and the Occupational Safety and Health Administration, which under laws such as the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Resource Conservation and Recovery Act, as amended, the Oil Pollution Act of 1990, the Clean Air Act, the Clean Water Act and the Occupational Safety and Health Act have certain authority over environmental, health and safety matters affecting our operations as discussed below;

•
the Federal Energy Regulatory Commission, which under laws such as the Energy Policy Act of 2005 has certain authority over the marketing and transportation of crude oil and natural gas we produce onshore and from the deepwater Gulf of Mexico;

•	the Department of Transportation, which has certain authority over the transportation of products, equipment and personnel necessary to our onshore and deepwater Gulf of Mexico operations; and

•
other federal agencies with certain authority over our business, such as the Internal Revenue Service and the Securities and Exchange Commission, as well as the NYSE upon which shares of our common stock are traded.

Most of the states within which we operate have separate agencies with authority to regulate related operational and environmental matters.  An example of such regulation on the operational side is Greater Wattenberg Area Special Well Location Rule 318A, which was adopted by the Colorado Oil and Gas Conservation Commission to address oil and gas well drilling, production, commingling and spacing in the Wattenberg field.  On the environmental side, Colorado Regulation Seven and requirements for storm water management plans were adopted by the Colorado Department of Environmental Quality, under delegation from the US Environmental Protection Agency, to regulate air emissions, water protection and waste handling and disposal relating to our oil and gas exploration and production.

Some of the counties and municipalities within which we operate have adopted regulations or ordinances that impose additional restrictions on our oil and gas exploration and production.  An example is Garfield County, Colorado, which provides local land and road use restrictions affecting our Piceance basin operations and requires us to post bonds to secure any restoration obligations.

Our international operations are subject to legal and regulatory oversight by energy- related ministries of our host countries, each having certain relevant energy or hydrocarbons laws.  Examples of these ministries include the Ecuador Ministry of Petroleum and Mines, the Equatorial Guinea Ministry of Mines, Industry and Energy and the UK Department for Business, Enterprise and Regulatory Reform.  An example of a law affecting our international operations is the UK Finance Act of 2006, which increased the income tax rate on our UK operations effective January 1, 2006.

2.
A number of your risk factors are very general in nature and are applicable to most if not all companies in your industry.  See for example, “Crude oil and natural gas prices are very volatile…,” “A recession or economic slowdown could have a materially adverse impact on our financial position,…,” “Our international operations could be adversely affected by economic and political developments,” and “We face significant competition and many of our competitors have resources in excess of our available resources.”  Please revise these and other generalized risk factors to focus on specific risks relating to you and an investment in you, and delete all general risks which are applicable in general to registrants and/or other companies in the energy industry.

Response:

We would propose modifying certain of our current risk factors as highlighted in Attachment 1 in an effort to make them more specific to our operations. We would propose retaining the remaining risk factors which, while less specific, we believe continue to be important to a potential investor’s understanding of the complexities of our business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Executive Overview, page 27 (28)

3.	Provide additional detail concerning the Equatorial Guinea 2006 Hydrocarbons Law to elaborate on the potential impact that such Act may have on your operations in Equatorial Guinea.

Response:

We would propose the following highlighted modification to our current paragraph:

Effective November 2006, the government of Equatorial Guinea enacted the 2006 Hydrocarbons Law governing petroleum operations in Equatorial Guinea.  The governmental agency responsible for the energy industry was given the authority to renegotiate any contract for the purpose of adapting any terms and conditions that are inconsistent with the new law.  The stated purpose of the law is to modify the legal framework in order to deal with a variety of matters that were not previously or adequately covered, with the law addressing areas such as minimum participation of the state in contract areas, training and social programs and the establishment of environmental programs.  At this time we are uncertain what economic impact this law will have on our operations in Equatorial Guinea, as regulations contemplated by the law have not been implemented and the application of certain of the law’s provisions is unknown.

Thank you for providing us with the opportunity to respond to these comments, and for your helpful consultation on them.  We respectfully propose that we be allowed to incorporate these modifications in our first quarter 2008 Form 10-Q or, in the alternative, in a subsequent future filing such as our Annual Report on Form 10-K for our fiscal year ending December 31, 2008.  Should you have any questions or wish to discuss our responses further, please feel free to contact Arnold J. Johnson, our Vice President, General Counsel and Secretary, at (281) 872-3352.

In providing this response, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Chris Tong
Chris Tong
Senior Vice President and Chief Financial Officer

Attachment 1

Item 1A. Risk Factors.

Crude oil and natural gas prices are volatile and a substantial reduction in these prices could adversely affect our results and the price of our common stock.

Our revenues, operating results and future rate of growth depend highly upon the prices we receive for our crude oil and natural gas production. Historically, the markets for crude oil and natural gas have been volatile and are likely to continue to be volatile in the future. The markets and prices for crude oil and natural gas depend on factors beyond our control. These factors include demand for crude oil and natural gas, which fluctuates with changes in market and economic conditions, and other factors, including:

•	worldwide and domestic supplies of crude oil and natural gas;
•	actions taken by foreign oil and gas producing nations;
•	political conditions and events (including instability or armed conflict) in crude oil producing or natural gas producing regions;
•	the level of global crude oil and natural gas inventories;
•	the price and level of foreign imports;
•	the price and availability of alternative fuels;
•	the availability of pipeline capacity and infrastructure;
•	the availability of crude oil transportation and refining capacity;
•	weather conditions;
•	electricity dispatch;
•	domestic and foreign governmental regulations and taxes; and
•	the overall economic environment.

Significant declines in crude oil and natural gas prices for an extended period may have the following effects on our business:

•	limiting our financial condition, liquidity, ability to finance planned capital expenditures and results of operations;
•	reducing the amount of crude oil and natural gas that we can produce economically;
•	causing us to delay or postpone some of our capital projects;
•	reducing our revenues, operating income and cash flow;
•	reducing the carrying value of our crude oil and natural gas properties; or
•	limiting our access to sources of capital, such as equity and long-term debt.

Estimates of crude oil and natural gas reserves are not precise.

There are numerous uncertainties inherent in estimating crude oil and natural gas reserves and their value, including many factors that are beyond our control. Reservoir engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. Our reserve estimates are based on year-end commodity prices; therefore, reserve quantities will change when actual prices increase or decrease. The estimates depend on a number of factors and assumptions that may vary considerably from actual results, including:

•	historical production from the area compared with production from other areas;
•	the assumed effects of regulations by governmental agencies;
•	assumptions concerning future crude oil and natural gas prices;
•	future operating costs;
•	severance and excise taxes;
•	development costs; and

•	workover and remedial costs.

For these reasons, estimates of the economically recoverable quantities of crude oil and natural gas attributable to any particular group of properties, classifications of those reserves based on risk of recovery and estimates of the future net cash flows expected from them prepared by different engineers or by the same engineers but at different times may vary substantially. Accordingly, reserve estimates may be subject to upward or downward adjustment, and actual production, revenue and expenditures with respect to our reserves likely will vary, possibly materially, from estimates.

Additionally, because some of our reserve estimates are calculated using volumetric analysis, those estimates are less reliable than the estimates based on a lengthy production history. Volumetric analysis involves estimating the volume of a reservoir based on the net feet of pay of the structure and an estimation of the area covered by the structure. In addition, realization or recognition of proved undeveloped reserves will depend on our development schedule and plans. A change in future development plans for proved undeveloped reserves could cause the discontinuation of the classification of these reserves as proved.

Failure to fund continued capital expenditures could adversely affect our properties.

Our acquisition, exploration, and development activities require substantial capital expenditures, especially in the case of our active drilling programs, such as the Wattenberg field, and our significant exploration and development program in West Africa. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our revolving bank credit facility and debt and equity issuances. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of crude oil and natural gas, and our success in finding, developing and producing new reserves. If revenue were to decrease as a result of lower crude oil and natural gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves, resulting in a decrease in production over time. If our cash flow from operations is not sufficient to meet our obligations and fund our capital budget, we may not be able to access debt, equity or other methods of financing on an economic basis to meet these requirements. If we are not able to fund our capital expenditures, interests in some properties might be reduced or forfeited as a result.

A recession or an economic slowdown could have a material adverse impact on our financial position, results of operations and cash flows.

The oil and gas industry is cyclical in nature and tends to reflect general economic conditions. Currently, the US economy is slowing and may be headed toward a recession. A recession may lead to significant fluctuations in demand and pricing for our crude oil and natural gas production. If we were to continue development of our property interests after a decline in the prices of crude oil and natural gas had occurred, our profitability may be significantly affected by decreased demand and lower commodity prices. In addition, our future access to capital could be limited due to tightening credit markets.

Our international operations may be adversely affected by economic and political developments.

We have significant international crude oil and natural gas operations compared to companies we consider to be our peers, with approximately 42% of our consolidated sales volumes in 2007 coming from international operations.  These operations may be adversely affected by political and economic developments, including the following:

•	war, terrorist acts and civil disturbances, such as may occur in regions that encompass our operations in Ecuador, Israel and West Africa;
•
loss of revenue, property and equipment as a result of actions taken by foreign crude oil and natural gas producing nations, such as expropriation or nationalization of assets and renegotiation, modification or nullification of existing contracts, such as may occur pursuant to the hydrocarbons law enacted in 2006 by the government of Equatorial Guinea;
•
changes in taxation policies, such as the UK Finance Act of 2006, which increased the income tax rate on our UK operations effective January 1, 2006, and the China Petroleum Special Profits Tax enacted in 2006, which imposed an excise tax on crude oil produced in the country;

•	laws and policies of the US and foreign jurisdictions affecting foreign investment, taxation, trade and business conduct;
•	foreign exchange restrictions;
•
international monetary fluctuations and changes in the value of the US dollar, such as the decline of the US dollar against the pound sterling given that some of our North Sea development expenditures are paid in pound sterling; and

•	other hazards arising out of foreign governmental sovereignty over areas in which we conduct operations.

Exploration, development and production risks and natural disasters could result in liability exposure or the loss of production and revenues.

Our operations are subject to hazards and risks inherent in the drilling, production and transportation of crude oil and natural gas, including:

•	pipeline ruptures and spills;
•	fires;
•	explosions, blowouts and cratering;
•	formations with abnormal pressures;
•	equipment malfunctions;
•	hurricanes, which could affect our operations in areas such as the Gulf Coast and deepwater Gulf of Mexico, and cyclones, which could affect our operations offshore China; and
•	other natural disasters.

Any of these can result in loss of hydrocarbons, environmental pollution and other damage to our properties or the properties of others.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in those wells. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that crude oil or natural gas is present or may be produced economically, and area well data and other data may be limited or less-developed in some of the international areas in which we explore. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry holes or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;
•	title problems;
•	pressure or other irregularities in formations;
•	equipment failures or accidents;
•	adverse weather conditions;
•	compliance with environmental and other governmental requirements; and
•	increases in the cost of, or shortages or delays in the availability of, drilling rigs and equipment.

We may be unable to make attractive acquisitions or integrate acquired businesses and/or assets, and any inability to do so may disrupt our business.

One aspect of our business strategy calls for acquisitions of businesses and assets that complement or expand our current business, such as our Patina Merger and our purchase of U.S. Exploration.  This may present greater risks for us than those faced by peer companies that do not consider acquisitions as a part of their business strategy.   We cannot provide assurance that we will be able to identify attractive acquisition opportunities. Even if we do identify attractive opportunities, we cannot provide assurance that we will be able to complete the acquisition of them or do so on commercially acceptable terms. Additionally, if we acquire another business, we could have difficulty integrating its operations, systems, management and other personnel and technology with our own. These difficulties could disrupt ongoing business, distract management and employees, increase expenses and adversely affect results of operations. Even if these difficulties could be overcome, we cannot provide assurance that the anticipated benefits of any acquisition would be realized.

We are subject to various governmental regulations and environmental risks that may cause us to incur substantial costs.

From time to time, in varying degrees, political developments and federal and state laws and regulations affect our operations. In particular, price controls, taxes and other laws relating to the crude oil and natural gas industry, changes in these laws and changes in administrative regulations have affected and in the future could affect crude oil and natural gas production, operations and economics. We cannot predict how agencies or courts will interpret existing laws and regulations or the effect these adoptions and interpretations may have on our business or financial condition.

Our business is subject to laws and regulations promulgated by international, federal, state and local authorities relating to the exploration for, and the development, production and marketing of, crude oil and natural gas, as well as safety matters. Legal requirements are frequently changed and subject to interpretation and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures to comply with governmental laws and regulations.

Our operations are subject to complex international, federal, state and local environmental laws and regulations including, for example, in the case of federal laws, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Resource Conservation and Recovery Act, as amended, the Oil Pollution Act of 1990, the Clean Air Act, the Clean Water Act and the Occupational Safety and Health Act. Environmental laws and regulations change frequently and the implementation of new, or the modification of existing, laws or regulations could negatively impact our operations. The discharge of natural gas, crude oil, or other pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation.

Potential regulations regarding climate change could alter the way we conduct our business.

As awareness of climate change issues increases, governments around the world are beginning to address the issue. This may result in new environmental regulations that may unfavorably impact us, our suppliers, and our customers. The cost of meeting these requirements may have an adverse impact on our financial condition, results of operations and cash flows.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and other oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel. During these periods, the costs of rigs, equipment and supplies are substantially greater and their availability may be limited, particularly in areas of high activity and demand in which we concentrate, such as the Rocky Mountains and deepwater Gulf of Mexico, and in some international locations that typically have more limited availability of equipment and personnel, such as Ecuador and Israel.  As a result of increasing levels of exploration and production in response to strong demand for crude oil and natural gas, the demand for oilfield services and the costs of these services have increased. Additionally, these services may not be available on commercially reasonable terms.

We may not have enough insurance to cover all of the risks we face, which could result in significant financial exposure.

Exploration for and production of crude oil and natural gas can be hazardous, involving natural disasters and other unfortuitous events such as blowouts, cratering, fire and explosion and loss of well control which can result in damage to or destruction of wells or production facilities, injury to persons, loss of life, or damage to property and the environment. In accordance with industry practices, we maintain insurance against many, but not all, potential perils confronting our operations and in coverage amounts and deductible levels that we believe to be prudent. Consistent with that profile, our insurance program is structured to provide us financial protection from unfavorable loss severity resulting from damages to or the loss of physical assets or loss of human life, liability claims of third parties, and business interruption (loss of production) attributed to certain assets. Although we believe the coverages and amounts of insurance carried are adequate, we may not have sufficient protection against some of the risks we face, because we chose not to insure certain risks, insurance is not available on commercially reasonable terms or actual losses exceed coverage limits. If an event occurs that is not covered by insurance or not fully protected by insured limits, it could have an adverse impact on our financial condition, results of operations and cash flows.

We face significant competition and many of our competitors have resources in excess of our available resources.

We operate in the highly competitive areas of crude oil and natural gas exploration, exploitation, acquisition and production. We face intense competition from a large number of independent, technology-driven companies as well as both major and other independent crude oil and natural gas companies in a number of areas such as:

•	seeking to acquire desirable producing properties or new leases for future exploration;
•	marketing our crude oil and natural gas production;
•	seeking to acquire the equipment and expertise necessary to operate and develop properties; and
•	attracting and retaining employees with certain skills.

Many of our competitors have financial and other resources substantially in excess of those available to us. For example, in the deepwater Gulf of Mexico we compete with major integrated crude oil and natural gas companies and in international locations such as the North Sea we compete with major integrated crude oil and natural gas companies as well as state-controlled multinational companies.  This highly competitive environment could have an adverse impact on our business.

Our level of indebtedness may limit our financial flexibility.

As of December 31, 2007, we had long-term indebtedness of $1.9 billion (excluding unamortized discount), with $1.2 billion drawn under our bank credit facility. Our indebtedness represented 28% of our total book capitalization at December 31, 2007.

Our level of indebtedness affects our operations in several ways, including the following:

•	a portion of our cash flows from operating activities must be used to service our indebtedness and is not available for other purposes;
•	we may be at a competitive disadvantage as compared to similar companies that have less debt;

•
the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants;
•
changes in the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate and fees we pay on our revolving credit facility; and

•	we may be more vulnerable to general adverse economic and industry conditions.

We may incur additional debt in order to fund our acquisition, exploration and development activities. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and reduce our level of indebtedness depends on future performance. General economic conditions, crude oil and natural gas prices and financial, business and other factors will affect our operations and our future performance. Many of these factors are beyond our control and we may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings and equity financing may not be available to pay or refinance such debt.

Hedging transactions may limit our potential gains.

In order to manage our exposure to price risks in the marketing of our crude oil and natural gas, we enter into crude oil and natural gas price hedging arrangements with respect to a portion of our expected production. Our hedges, consisting of a series of contracts, are limited in duration, usually for periods of one to four years. While intended to reduce the effects of volatile crude oil and natural gas prices, such transactions may limit our potential gains if crude oil and natural gas prices rise over the price established by the arrangements. In trying to manage our exposure to price risk, we may end up hedging too much or too little, depending upon how our crude oil or natural gas volumes and our production mix fluctuate in the future. In addition, hedging transactions may expose us to the risk of financial loss in certain circumstances, including instances in which our production is less than expected; there is a widening of price basis differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; the counterparties to our future contracts fail to perform under the contracts; or a sudden unexpected event materially impacts crude oil or natural gas prices. We cannot assure that our hedging transactions will reduce the risk or minimize the effect of any decline in crude oil or natural gas prices.

Information technology systems implementation issues could disrupt our internal operations, increase our costs and adversely affect our financial results or our ability to report our financial results.

We are currently in the process of implementing a new Enterprise Resource Planning software system to replace our various legacy systems. Our implementation is based on a phased approach, the first phase of which was implemented fourth quarter 2007. We expect to implement additional phases during 2008. As a part of this effort, we are transitioning data and changing processes and this may be more expensive, time consuming and resource intensive than planned. Any disruptions that may occur in the implementation or operation of this system or any future systems could increase our expenses and adversely affect our ability to report in an accurate and timely manner our financial position, results of operations and cash flows and to otherwise operate our business.

Provisions in our Certificate of Incorporation and Delaware law may inhibit a takeover of us.

Under our Certificate of Incorporation, our Board of Directors is authorized to issue shares of our common or preferred stock without approval of our stockholders. Issuance of these shares could make it more difficult to acquire us without the approval of our Board of Directors as more shares would have to be acquired to gain control. In addition, Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. These provisions may deter hostile takeover attempts that could result in an acquisition of us that would have been financially beneficial to our stockholders.

Disclosure Regarding Forward-Looking Statements

This annual report on Form 10-K and the documents incorporated by reference in this report contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements give our current expectations or forecasts of future events. These forward-looking statements include, among others, the following:

•	our growth strategies;
•	our ability to successfully and economically explore for and develop crude oil and natural gas resources;
•	anticipated trends in our business;
•	our future results of operations;
•	our liquidity and ability to finance our acquisition, exploration and development activities;
•	market conditions in the oil and gas industry;
•	our ability to make and integrate acquisitions; and
•	the impact of governmental regulation.

Forward-looking statements are typically identified by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements may be expressed differently. These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. You should consider carefully the statements under Item 1A. Risk Factors and other sections of this report, which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements.